

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Diego Rivas
Chief Financial Officer
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Peron 430, 25th Floor
C1038 AAJ - Buenos Aires, Argentina

   Re: Grupo Financiero Galicia SA
     Form 20-F
     Filed April 24, 2023
     File No. 000-30852

Dear Diego Rivas:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Finance

cc: Enrique Pedemonte